Copa Holdings Reports First-Quarter Financial Results
Panama City, Panama --- May 13, 2026. Copa Holdings1, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2026 (1Q26), reflecting continued industry‑leading profitability, disciplined execution, and the resilience of its business model amid a higher jet fuel price environment. Key highlights include:
•Net profit of US$212.5 million or US$5.16 per share, a 20.5% year‑over‑year increase in earnings per share.
•Operating margin of 24.6% and net margin of 20.2%, increases of 0.8 and 0.5 percentage points, respectively, compared to 1Q25.
•Capacity, measured in available seat miles (ASMs), grew by 14.0% year over year, and passenger traffic in RPMs increased by 15.0%. As a result, load factor increased by 0.8 percentage points to 87.2%.
•Revenue per available seat mile (RASM) of 11.8 cents, an increase of 2.7% compared to 1Q25.
•Operating cost per available seat mile (CASM) increased 1.6% year over year to 8.9 cents, while CASM excluding fuel (Ex-fuel CASM) decreased 1.0% to 5.8 cents.
•The Company ended the quarter with approximately US$1.5 billion in cash, short-term and long-term investments, representing 40% of the last-twelve-months’ revenues.
•Adjusted Net Debt to EBITDA ratio ended 1Q26 at 0.7 times.
•The Company repurchased US$45 million worth of shares during the quarter under the Company’s current US$200 million repurchase authorization. This represents approximately 1% of total outstanding shares as of the end of the quarter.
•In 1Q26, the Company took delivery of 2 Boeing 737-MAX 8 aircraft to end the quarter with a total fleet of 127 aircraft.
•Copa Airlines had an on-time performance for the quarter of 91.6% and a flight completion factor of 99.7%, once again positioning itself among the very best in the industry.

Subsequent events
•On May 13, 2026, the Board of Directors of Copa Holdings ratified its second dividend payment for the year of US$1.71 per share, payable on June 15, 2026, to shareholders of record as of May 29, 2026.
•In April, at an event held in Panama, the Company publicly announced a Boeing 737 MAX aircraft order consisting of 40 firm orders and 20 purchase options. Deliveries are expected between 2030 and 2034, supporting long‑term capacity growth while preserving flexibility within the Company’s existing fleet plan.
•During the second quarter, the Company took delivery of two additional Boeing 737 MAX 8 aircraft, increasing its total fleet to 129 aircraft.
1 The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The financial information presented in this release, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2025 (1Q25).

Management’s comments on 1Q26 results
Copa Holdings reported another quarter of strong financial results and operational performance, reaffirming the strength and resilience of its business model, particularly as the industry entered a higher jet fuel price environment in March. In 1Q26, the Company once again delivered industry‑leading profitability, with an operating margin of 24.6% and a net margin of 20.2%, while increasing earnings per share by 20.5% year over year.
These results reflect a strong and resilient demand environment across the region, continued discipline in lowering unit costs, a passenger‑friendly product, and its relentless focus on operational excellence.
For the first quarter, operating revenues increased 17.0% year over year to US$1.1 billion, while capacity, measured in available seat miles (ASMs), grew 14.0%. Unit revenue (RASM) reached 11.8 cents, representing a 2.7% increase compared to 1Q25. Copa’s revenue performance was driven by a 0.8 percentage‑point increase in load factor to 87.2% and 1.6% higher yields, reflecting strong regional demand.
Operating expenses during the quarter increased 15.8% year over year to US$793.8 million, primarily driven by capacity growth and higher jet fuel prices. Cost per available seat mile excluding fuel (CASM Ex-fuel) declined 1.0% year over year to 5.8 cents, reflecting the Company’s continued cost discipline, while CASM increased 1.6% year over year to 8.9 cents in 1Q26 due to the jet fuel price increase.
During the quarter, all-in jet fuel prices increased 7.5% year over year, from US$2.54 to US$2.73 per gallon. Although the average fuel price increase for the quarter was moderate, higher prices in the second half of March drove an approximately US$20 million year-over-year net impact on the Company’s first-quarter results.
Copa Holdings continues to maintain a strong liquidity and balance‑sheet position, ending the quarter with US$1.5 billion in cash, short‑term and long‑term investments, representing 40% of the last-twelve-months’ revenues and an adjusted net debt‑to‑EBITDA ratio of 0.7 times. The Company also ended the quarter with 45 unencumbered aircraft and 15 unencumbered spare engines, providing significant financial flexibility.
The Company remains focused on leveraging its Hub of the Americas® to deliver the most comprehensive and convenient intra-Americas network. Continued strong demand trends, combined with structurally low unit costs, best-in-class operational performance, and a superior passenger-friendly product, position the Company well to navigate the current higher jet fuel price environment while sustaining industry-leading profitability and disciplined long-term growth.

Outlook for 2026
The Company continues to see a robust demand environment across the region. In addition, Copa’s effective business model and continued cost discipline positions the Company to sustain strong financial performance.
For 2Q26, the Company expects an operating margin between 8% to 12% with capacity growth in ASMs of 16% year over year. These results are impacted by a projected year-over-year increase in the all-in jet fuel price per gallon in the range of 80% to 90%, for which the Company expects to recover ~50% via higher revenues. This partial pass-through is a result of the already advanced booking levels.
The Company continues to expect full‑year 2026 capacity growth, measured in ASMs, within the range of 11% to 13% year over year, a load factor of approximately 87%, and unit costs excluding fuel (Ex‑Fuel CASM) of approximately 5.7 cents.
Based on the current fuel curve and assuming that recent yield improvements are sustainable, the Company expects to recover a substantial portion of its increased fuel price expenses for the full year, reaching up to 100% by the end of the year.
Conference Call and Webcast
The Company will hold its financial results conference call tomorrow at 11am ET (10am local). Details follow:

Date:	May 14, 2026
Time:	11:00 AM US ET (10:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BI11f5627c03894b02a01637f339decd59
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations
About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: copaair.com.

Investor Relations
investor.relations@copaair.com

Cautionary statement regarding forward-looking statements
This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated Operating and Financial Statistics

	1Q26	1Q25	% Change	4Q25	% Change
Revenue Passengers Carried (000s)	4,096	3,512	16.6%	3,935	4.1%
Revenue Passengers OnBoard (000s)	6,007	5,208	15.3%	5,834	3.0%
RPMs (millions)	7,755	6,743	15.0%	7,359	5.4%
ASMs (millions)	8,892	7,801	14.0%	8,513	4.5%
Load Factor	87.2%	86.4%	0.8 p.p	86.4%	0.8 p.p
Yield (US$ Cents)	12.9	12.7	1.6%	12.4	4.3%
PRASM (US$ Cents)	11.3	11.0	2.6%	10.7	5.2%
RASM (US$ Cents)	11.8	11.5	2.7%	11.3	4.6%
CASM (US$ Cents)	8.9	8.8	1.6%	8.8	0.9%
CASM Excl. Fuel (US$ Cents)	5.8	5.8	(1.0)%	5.9	(2.9)%
Fuel Gallons Consumed (millions)	102.7	91.0	12.9%	98.6	4.1%
Avg. Price Per Fuel Gallon (US$)	2.73	2.54	7.5%	2.50	9.2%
Average Length of Haul (miles)	1,893	1,920	(1.4)%	1,870	1.2%
Average Stage Length (miles)	1,260	1,260	—%	1,236	1.9%
Departures	43,033	37,829	13.8%	41,942	2.6%
Block Hours	138,479	121,611	13.9%	133,488	3.7%
Average Aircraft Utilization (hours)	12.2	12.1	1.3%	11.9	3.1%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q26	1Q25	Change	4Q25	Change
Operating Revenues
Passenger revenue	1,004,173	859,025	16.9%	913,623	9.9%
Cargo and mail revenue	29,760	25,694	15.8%	32,036	(7.1%)
Other operating revenue	18,490	14,462	27.8%	17,228	7.3%
Total Operating Revenue	1,052,423	899,181	17.0%	962,888	9.3%

Operating Expenses
Fuel	282,462	232,160	21.7%	249,177	13.4%
Wages, salaries, benefits and other employees' expenses	137,670	117,517	17.1%	137,906	(0.2%)
Passenger servicing	28,135	25,024	12.4%	27,523	2.2%
Airport facilities and handling charges	79,184	65,657	20.6%	68,996	14.8%
Sales and distribution	54,812	50,261	9.1%	55,604	(1.4%)
Maintenance, materials and repairs	46,612	39,434	18.2%	46,075	1.2%
Depreciation and amortization	100,726	86,284	16.7%	97,385	3.4%
Flight operations	41,104	33,749	21.8%	38,413	7.0%
Other operating and administrative expenses	23,083	35,274	(34.6%)	32,221	(28.4%)
Total Operating Expense	793,787	685,360	15.8%	753,300	5.4%

Operating Profit/(Loss)	258,636	213,822	21.0%	209,588	23.4%
Operating Margin	24.6%	23.8%	0.8 p.p	21.8%	2.8 p.p

Non-operating Income (Expense):
Finance cost	(25,837)	(23,233)	11.2%	(27,478)	(6.0%)
Finance income	16,083	15,792	1.8%	16,545	(2.8%)
Gain (loss) on foreign currency fluctuations	1,518	1,370	10.8%	(6,021)	nm
Net change in fair value of derivatives	(1,066)	(2,434)	(56.2%)	178	nm
Other non-operating income (expense)	(2,279)	1,428	nm	(857)	166.0%
Total Non-Operating Income/(Expense)	(11,581)	(7,077)	63.6%	(17,633)	(34.3%)

Profit before taxes	247,054	206,744	19.5%	191,955	28.7%

Income tax expense	(34,588)	(29,978)	15.4%	(19,332)	78.9%

Net Profit/(Loss)	212,467	176,766	20.2%	172,623	23.1%
Net Margin	20.2%	19.7%	0.5 p.p	17.9%	2.3 p.p

EPS
Basic Earnings Per Share (EPS)	5.16	4.28	20.5%	4.18	23.3%

Shares used for calculation:
Shares for calculation of Basic EPS (000s)	41,183	41,292	-0.3%	41,248	-0.2%

Operating revenue
Consolidated revenue for 1Q26 totaled US$1.1 billion, a 17.0% increase compared to 1Q25 on 14.0% capacity growth, measured in ASMs.
Passenger revenue totaled US$1,004.2 million, an increase of 16.9% year-over-year, driven by a 15.0% increase in RPMs and a 1.6% increase in passenger yield.
Cargo and mail revenue totaled US$29.8 million, an increase of 15.8%, due to higher cargo volumes.
Other operating revenue totaled US$18.5 million, a 27.8% increase compared to 1Q25, mostly due to an increase in ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 1Q26 totaled US$793.8 million, a 15.8% increase year-over-year, primarily due to capacity growth and higher fuel costs.
Fuel totaled US$282.5 million, an increase of US$50.3 million or 21.7%, driven by a 12.9% increase in gallons consumed and a 7.5% higher average fuel price.
Wages, salaries, benefits, and other employee expenses totaled US$137.7 million, up 17.1%, mostly reflecting additional operational staff to support capacity growth and performance-based variable compensation.
Passenger servicing totaled US$28.1 million, an increase of 12.4%, driven by a 15.3% increase in onboard passengers.
Airport facilities and handling charges totaled US$79.2 million, a 20.6% year-over-year increase, mainly driven by increased departures and higher fees in certain airports as well as the impact of currency exchange.
Sales and distribution totaled US$54.8 million, a 9.1% increase mostly due to higher sales driven by capacity growth and higher yields, partially offset by higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$46.6 million, an 18.2% increase compared to 1Q25, mainly driven by an increase in flight hours, as well as the timing of events related to component repairs and materials consumption.
Depreciation and amortization totaled US$100.7 million, a 16.7% year-over-year increase, due to higher amortization of aircraft and maintenance events.
Flight operations totaled US$41.1 million, a 21.8% year-over-year increase, mainly driven by a 13.9% increase in block hours, route mix, and higher overflight rates in certain countries, including the impact of currency exchange rates.
Other operating and administrative expenses totaled US$23.1 million, a 34.6% decrease compared to the same period in 2025, mainly due to realized gains from engine exchange transactions.
Non-operating Income (Expense)
Consolidated non-operating income (expense) totaled US$(11.6) million in 1Q26.
Finance cost totaled US$(25.8) million, comprised of US$17.9 million related to loan interest expenses, US$4.4 million in interest charges related to operating leases, and US$3.5 million related to the discount rate utilized for the calculation of leased aircraft charges.
Finance income totaled US$16.1 million, related to proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled US$1.5 million, mainly driven by the appreciation of the Brazilian real.
Net change in fair value of derivatives totaled US$(1.1) million, due to mark-to-market losses on hedge positions related to the Brazilian real.
Other non-operating income (expense) totaled US$(2.3) million in 1Q26, due to an unrealized mark-to-market loss related to changes in the value of financial investments.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	March 2026	December 2025
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	374,223	382,554
Short-term investments	959,457	955,604
Total cash, cash equivalents and short-term investments	1,333,680	1,338,159
Accounts receivable, net	204,725	194,425
Accounts receivable from related parties	3,019	3,217
Expendable parts and supplies, net	152,247	148,127
Prepaid expenses	89,588	55,209
Prepaid income tax	4,836	6,172
Other current assets	29,291	32,769
	483,706	439,919
TOTAL CURRENT ASSETS	1,817,386	1,778,078
Long-term investments	190,157	248,579
Long-term prepaid expenses	5,991	5,434
Property and equipment, net	4,461,063	4,120,055
Right of use assets	279,918	296,761
Intangible, net	104,477	104,071
Net defined benefit assets	3,157	3,220
Deferred tax assets	20,308	19,873
Other Non-Current Assets	12,060	6,952
TOTAL NON-CURRENT ASSETS	5,077,131	4,804,946
TOTAL ASSETS	6,894,517	6,583,024
LIABILITIES
Loans and borrowings	218,254	172,885
Current portion of lease liability	66,901	66,132
Accounts payable	210,249	164,320
Accounts payable to related parties	1,409	1,333
Air traffic liability	750,546	737,616
Frequent flyer deferred revenue	160,478	155,584
Taxes Payable	81,360	62,931
Accrued expenses payable	39,970	66,016
Income tax payable	27,122	11,929
Other Current Liabilities	9,111	1,361
TOTAL CURRENT LIABILITIES	1,565,401	1,440,107

Loans and borrowings long-term	1,890,520	1,807,556
Lease Liability	241,670	258,383
Deferred tax Liabilities	72,940	59,217
Other long - term liabilities	250,445	242,337
TOTAL NON-CURRENT LIABILITIES	2,455,575	2,367,494
TOTAL LIABILITIES	4,020,976	3,807,600
EQUITY
Class A - 34,257,137 issued and 29,861,335 outstanding	23,316	23,290
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	221,661	220,190
Treasury Stock	(345,147)	(300,143)
Retained Earnings	2,769,716	2,168,911
Net profit	212,467	671,648
Other comprehensive loss	(15,939)	(15,939)
TOTAL EQUITY	2,873,541	2,775,423
TOTAL EQUITY LIABILITIES	6,894,517	6,583,024

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the three months ended
(In US$ thousands)

	2026	2025
	(Unaudited)	(Unaudited)
Net cash flow from operating activities	359,710	205,477
Investing activities
Net Acquisition of Investments	54,498	(340,191)
Net cash flow related to advance payments on aircraft purchase contracts	(245,026)	(115,130)
Acquisition of property and equipment	(163,486)	(56,216)
Proceeds from sale of property and equipment	85	—
Acquisition of intangible assets	(5,559)	(6,515)
Cash flow used in investing activities	(359,488)	(518,052)
Financing activities
Proceeds from new borrowings	154,605	—
Payments on loans and borrowings	(31,543)	(51,863)
Payment of lease liability	(16,033)	(14,007)
Share repurchase	(45,004)	(3,555)
Dividends paid	(70,578)	(66,493)
Cash flow used in financing activities	(8,553)	(135,918)
Net (decrease) in cash and cash equivalents	(8,331)	(448,493)
Cash and cash equivalents as of January 1	382,554	613,313
Cash and cash equivalents as of March 31,	$374,223	$164,820

Short-term investments	959,457	751,525
Long-term investments	190,157	425,821
Total cash and cash equivalents and investments as of March 31,	$1,523,837	$1,342,166

    7

Copa Holdings, S. A. and Subsidiaries
Non-IFRS Financial Measures Reconciliation
This press release includes the following non-IFRS financial measures: Operating CASM Excluding Fuel and Adjusted Net Debt to EBITDA. This supplemental information is presented because we believe it is a useful indicator of our operating performance and for comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	1Q26	1Q25	4Q25

Operating Costs per ASM as Reported (in US$ Cents)	8.9	8.8	8.8
Aircraft Fuel Cost per ASM (in US$ Cents)	3.2	3.0	2.9
Operating Costs per ASM excluding fuel (in US$ Cents)	5.8	5.8	5.9

Reconciliation of Adjusted Net Debt to EBITDA	1Q26	1Q25	4Q25

Net Debt	$893,509	$592,934	$718,218

LTM Operating Profit/(Loss) (in US$ thousands)	$863,774	$750,788	$818,960
LTM Depreciation and amortization (in US$ thousands)	$379,579	$333,628	$365,137
LTM EBITDA (in US$ thousands)	$1,243,353	$1,084,417	$1,184,096

Adjusted Net Debt to EBITDA	0.7	0.5	0.6